

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2019

Joseph Levin
Chief Executive Officer
IAC/InteractiveCorp
555 West 18th Street
New York, NY 10011

> **Re: IAC/InteractiveCorp**
> **Form 10-Q for Fiscal Period Ended March 31, 2019**
> **Exhibit No. 10.1**
> **Filed May 9, 2019**
> **File No. 000-20570**

Dear Mr. Levin:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance